Exhibit 99.1

Jaguar Responds to Bristol Investment Partners' Erroneous and Misleading Allegations Regarding the Strategic Process

JAG - TSX/NYSE

BELO HORIZONTE, Brazil, June 15, 2012 /CNW/ - Jaguar Mining Inc. (JAG: TSX/NYSE) responded today to erroneous and misleading allegations made by Bristol Investment Partners regarding Jaguar's recently concluded strategic process.

"We want to set the record straight by putting the facts on the table," Gary German, Jaguar's chairman said. "Bristol's recent public assertions are simply too inaccurate and misleading to leave them unanswered."

•         Shandong Gold made an approach -- not a bid, as Bristol suggests.

In its 13D filed on June 13, 2012, Bristol repeatedly refers to the Shandong Gold Group's leaked proposal as if it were a firm offer of US$9.30 per share that the board should immediately have embraced. In fact, the proposal was highly conditional and one sided, requiring Jaguar to enter into exclusive discussions with Shandong to the exclusion of other proposals.

Shandong demanded full break fees, the right to expense reimbursement and significant control over Jaguar's operations. Yet Shandong effectively would have been free to walk away from the transaction if it chose to do so.  Given the fall in gold equity prices in early 2012, coupled with Shandong's refusal to participate in the process or engage in talks with the special committee, Jaguar remains convinced that the proposed transaction with Shandong would never have been consummated.

•         Bristol shows a fundamental ignorance of the board's fiduciary duties.

Bristol incorrectly states that the board had a fiduciary duty to accept the Shandong proposal. In fact, the board's duty was to engage in a thoughtful and exhaustive process that pitted Shandong against other potential bidders.  Bristol creates the impression that the directors should have accepted Shandong's terms simply on the basis of the premium to Jaguar's then-prevailing share price held out by the Chinese company. The board would have been reckless to do so. Other factors, such as the one-sided nature of the proposal and the possibility of a higher offer from another party, were key considerations that also had to be taken into account, and it would have been irresponsible and inconsistent with the board's fiduciary responsibilities for the board to do what Bristol suggests.

•         Bristol incorrectly accuses the special committee of dragging its feet.

Bristol incorrectly asserts that the special committee waited until the end of the review process to engage with Shandong, and that there was a bias against Shandong.  This is a complete fabrication and bears no relationship to what actually occurred. The special committee was willing to negotiate with Shandong or any other potential bidder without any personal or professional bias at all times following its formation.  As disclosed in Jaguar's May 8 press release, the special committee made persistent and repeated efforts over a period of five months, both directly and through advisors and intermediaries, to engage Shandong in change of control discussions.  Mr. German wrote to Shandong's chairman in early January, offering to meet anywhere that suited Shandong to discuss a transaction.  Shandong declined this offer, and every other offer that was made to it, orally and in writing, on numerous occassions.

Bristol seems unsure whether the special committee worked too hard or not hard enough. On the one hand, its letter and Schedule 13D filing suggest that there was a lack of urgency.  On the other, they assert that the special committee met too often. The truth is that the special committee and its advisors worked tirelessly to complete a transaction.

•         Bristol falsely accuses the special committee of ignoring it.

Bristol claims that the committee disregarded its written concerns and notes that no formal response was provided to its April 27 letter to the committee.  But it fails to mention the numerous calls and e-mails between Bristol's executives and Jaguar's committee members or representatives in which Bristol was repeatedly told that Jaguar, as a public company, could not -- and would not -- selectively disclose information to Bristol or any other shareholder. Even so, Bristol continued to pump Jaguar for information persistently and on numerous occassions.

Furthermore, Bristol fails to disclose that in response to its April 27 letter, Jaguar offered to provide Bristol with full details of the strategic process on condition that Bristol enter into a confidentiality agreement and suspend its trading activities, so as to avoid selective disclosure violations.  Bristol declined this offer, saying that it preferred to wait for the public disclosure that came a few days later on May 8.

•           Bristol's allegations of conflicts of interest are completed unfounded

Bristol's allegations of conflicts of interest due to previously granted Cliff SARs are completely unfounded.  The company notes that the special committee continued to diligently pursue a change of control transaction in March and April after the gold equity markets had significantly declined with the full knowledge that any such transaction would have been below $10 per share.  At no time during the strategic process did the board or the special committee set or even discuss any floor price below which a transaction would not be pursued.  The implications of the Cliff SARs to the directors and officers of Jaguar were never considered by either the board or the special committee members in any way whatsoever, and it is a complete fabrication to suggest otherwise.

•         Bristol mischaracterizes standstill agreements with potential bidders.

Bristol refers in its Schedule 13D filing to standstill agreements with potential buyers that, it says, had the result of "blocking" hostile bids or "hamstrung the abilities" of potential bidders to make offers.  It fails to mention that such standstills are a widely accepted and completely normal element in confidentiality agreements with potential bidders. Indeed, none of the parties that signed such agreements with Jaguar voiced any objections of any nature whatsoever to the inclusion of a standstill.

•         Bristol should point its finger at the gold equity markets, not Jaguar.

As previously detailed in the company's May 8 press release, the special committee and its highly-respected advisors worked tirelessly and diligently for six months to finalize a change of control transaction.  Jaguar contacted or was contacted by 22 parties, and signed confidentiality agreements with five of them. Three went so far as to conduct site visits in Brazil. Detailed negotiations continued until April 2012 with one North American mining company that appeared eager to consummate a transaction, and as late as February 2012, proposed a prince range that included a price higher than the price proposed by Shandong in November 2011. Had the gold equity markets not declined as they did in the first several months of 2012, Jaguar is confident that a transaction would have been consummated.

Bristol was apparently so confident that a deal was in the offing that it acquired more than two million additional Jaguar shares around the time that the Shandong proposal was disclosed, and in the months following. According to regulatory filings, Bristol's holdings rose from 3.87 million shares on June 30, 2011, to 4.93 million on September 30, and 7.70 million on March 31, 2012. Bristol made those purchases notwithstanding clear warnings in multiple press releases issued by Jaguar throughout that period that it was entirely possible that no change of control transaction may be completed.

"We were as disappointed as Bristol and our other shareholders with the outcome of the strategic review", Mr. German said.  "But Bristol is pointing its finger at the wrong target. It is obvious that Bristol acquired a large number of shares after the strategic review was announced on the gamble that a change of control transaction would occur. Their gamble did not pay off, and now they are looking for a scapegoat."

An update: CEO search and operational turnaround

As previously disclosed, Jaguar is actively searching for a new chief executive. A number of highly qualified candidates have been identified and the company is confident that a new CEO will be in place during the third quarter.

Also as previously disclosed, and contrary to assertions by Bristol, the company, through the leadership of the office of the chairman, has developed and is aggressively implementing a restructuring and turnaround plan that is expected to result in operational improvements and significantly lower operating and administrative costs.

Forward Looking Statements

Certain statements in this press release regarding the work to resolve operational issues and the appointment of a new chief executive officer constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation.  These statements can be identified by words, phrases or statements that certain actions, events or results may or are expected to occur or be achieved.  Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages and changes in general economic conditions.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent the Company's views as of the date of this press release.  The Company anticipates that subsequent events and developments may cause the Company's views to change.  The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE" regarding forward-looking statements and "RISK FACTORS" in the Company's Annual Information Form for the year ended December 31, 2011 filed on the System for Electronic Document Analysis and Retrieval on March 23, 2012 and available at http://www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2011 filed with the United States Securities and Exchange Commission on March 26, 2012 and available at www.sec.gov.

%CIK: 0001333849

For further information:

Company Contacts

Investors and Analysts may contact:

Roger Hendriksen
Vice President, Investor Relations
603-410-4888
rhendriksen@jaguarmining.com

Members of the media may contact:

Valéria Rezende DioDato
Director of Communication
011-55-31-4042-1249
valeria@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 11:40e 15-JUN-12